GLOBAL WELLNESS APPS, INC.

(a Delaware corporation)

Form C

Disclosures in Reg CF Offering

October 11, 2022

TABLE OF CONTENTS

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FORM C

Company Disclosures

Purpose of This Form

A Company that wants to raise money using Regulation Crowdfunding must give certain information to prospective Investors, so Investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations. In some cases, we've provided instructions for the Company completing this form.

§227.201(a) – Basic Information About the Company

Name of Company	Global Wellness Apps, Inc. (the "Company" or "GWA")
State of Organization (not necessarily where the Company operates, but the State in which the Company was formed)	Delaware
Date Company Was Formed (from the Company's Certificate of Incorporation)	June 24, 2022
Kind of Entity	corporation
Street Address	424 Balliol Street Toronto, Ontario, Canada, M4S 1E2
Website Address	http://globalwellnessapps.com

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	Most Recent Fiscal Year	*Previous Fiscal Year*
Total Assets	$131,969	N/A
Cash & Equivalents	$130,820	N/A
Account Receivable	$1,149	N/A
Short-Term Debt	$14,547	N/A
Long-Term Debt	$217,965	N/A
Revenues/Sales	NIL	N/A
Cost of Goods Sold	NIL	N/A
Taxes Paid	NIL	N/A
Net Income (loss)	($643,487)	N/A

Will the Company use a special purpose vehicle (SPV) in this offering?

YES   _____

NO   _____X_____

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§227.201(b) – Directors and Officers

Company Instructions

This question asks for information about each officer and director of the Company. By "officer," we mean a President, Vice-President, Secretary, Treasurer, Chief Financial Officer, Comptroller, or Chief Accounting Officer.

- Include anyone who serves in the role of an officer or director even if he or she doesn't have the title.
- If your Company is a limited liability company, include any individual who is a manager or an officer. If your LLC is managed by its members, include all the members.
- If your Company is a general partnership, include any individual who is a general partner or an officer.
- Include officers and directors of the SPV if you are using one (and if they are different).

Person #1

Name: Sean Zaboroski		
All positions with the Company and How Long for Each Position	**Position:** CEO/Founder	**How Long:** 3 Years
Business Experience During Last Three Years (Brief Description)	MBA/LLB	
Principal Occupation During Last Three Years	CEO of Global Wellness Apps, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes ____X_ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

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Person #2

Stuart Hensman		
All positions with the Company and How Long for Each Position	**Position:** Director	**How Long:** 1 Year
Business Experience During Last Three Years (Brief Description)	Corporate Director for Scotia Capital Inc. (USA) and Managing Director (Equities) for Scotia Capital Inc. (United Kingdom). He held several board positions including Chairman of the Board of Governors at CI Funds, Chairman of Board of Creststreet Asset Management and Chairman of the Board of Creststreet Power and Income Fund.	
Principal Occupation During Last Three Years	Chairman & Chief Executive Officer for Scotia Capital Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	__X___ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Scotia Bank Capital Inc.	**Business:** Finance

Person #3

Taylor Companion		
All positions with the Company and How Long for Each Position	**Position:** Operations Manager	**How Long:** 3 Years
Business Experience During Last Three Years (Brief Description)	Former Marketing director at Footprints Inc. focusing on Social Media, User Acquisition and Retention	
Principal Occupation During Last Three Years	Co-Founder and COO of Global Wellness Apps, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #4

Ruri Otani	

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All positions with the Company and How Long for Each Position	**Position:** Analytics & Revenue Manager	**How Long:** 3 Years
Business Experience During Last Three Years (Brief Description)	Skilled in sales, strategic planning, marketing and social media	
Principal Occupation During Last Three Years	Co-Founder and CRO of Global Wellness Apps, Inc.	
Has this Person Been Employed by Anyone Else During the Last Three Years?	_____ Yes __X___ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:**	**Business:**

Person #5

John Papastergiou		
All positions with the Company and How Long for Each Position	**Position:** Advisor & Lead Pharmacist	**How Long:** 2 Years
Business Experience During Last Three Years (Brief Description)	The owner and operator of four Shoppers Drug Mart Pharmacy locations and has experience in clinical trial research	
Principal Occupation During Last Three Years	Pharmacist	
Has this Person Been Employed by Anyone Else During the Last Three Years?	___X__ Yes _____ No	
If Yes, List the Name of the Other Employer(s) and its (their) Principal Business	**Name:** Shoppers Drug Mart	**Business:** Pharmacy

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§227.201(c) – Each Person Who Owns 20% or More of the Voting Power

Company Instructions

This question asks for the name of each person who owns 20% or more of the voting power of the Company.

This should be based on current ownership at the time you're filling in this form, *not* based on the ownership that will exist after your offering.

- If your Company is a corporation, make the 20% calculation based on who has the right to vote for the election of directors.
- If your Company is a limited liability company managed by its members, make the 20% calculation based on who has the right to make decisions.
- If your Company is a limited liability company managed by one or more managers, the manager(s) typically hold the "voting power."
- If your Company is a limited partnership, the general partner(s) typically hold the "voting power."

Name	Sean Zaboroski

§227.201(d) – The Company's Business and Business Plan

Our Business

Global Wellness Apps, Inc. is a diabetic and pre-diabetic focused digital health company whose overarching objective is to positively impact health and wellness by empowering and supporting those communities.

The Company's mission is to be the all-in-one solution for total diabetes management with an initial focus on the North American market and future plans to penetrate into other global markets.

The Company operates a business ecosystem that aims to revolutionize the diabetic industry by providing platforms where those affected by diabetes and prediabetes can be supported, educated, and empowered with access to products, services, information, peer support, and behavior modification tools in order to effectively manage the challenges of diabetes and pre-diabetes.

The Company initially launched its initial beta platform – The Diabetes App (then called Diabetes Management Platform or 'DMP') in August 2020.

Revenue is expected from telehealth appointments, a state-of-the-art e-pharmacy, digital advertising, sponsorships, and potentially more features to be introduced.

The Company's current business ecosystem now includes 3 operations with a fourth operation scheduled to launch in Q3 2022.

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The Company's four business verticals are summarized as follows:

1. **The Diabetes App (TDA)** is a free-to-use social/informational platform designed to assist the diabetic community by providing free resources, peer support, and behavior management tools (including the 'gamification' of behavior management to support healthy practices).

   TDA was originally launched in August, 2020 on a third-party beta version of the platform which is still used today and is available on the Apple Store, Google Play Store as well as on the Internet at https://community.thediabetesapp.com/signup.

   An upgraded, proprietary version 2 of the platform is substantially developed and scheduled to launch in Q4 2022. Version 2 requires a further approximate $50,000 - $75,000 development cost to launch.

   TDA's current user metrics are:

   - The aggregate number of downloads (August 2020 - June 2022): 30,331
   - The total number of registered users (August 2020 - June 2022): 22,474
   - Vast majority of downloads and registered users are from the US

   TDA is expected to generate revenue by offering advertising at premium prices to its hyper targeted and highly desired audience (100% diabetic). TDA will also be used as a vehicle to market the Company's other operations.

   To date, TDA has operated on a minimal budget and has only generated a minimal amount of revenue.

   TDA is operated by The Diabetes App Inc., a wholly-owned subsidiary of the Company.

2. **DiaStrong** is a telehealth platform that provides easy access and focused health services to diabetics and pre-diabetics across North America.

   DiaStrong is positioned to generate revenue through a platform model similar to Airbnb's model – by facilitating and operating the middle portion of the platform that connects practitioners that are focused on diabetes and prediabetes on one side of the platform and diabetic/pre-diabetic patients on the other side of the platform.

   The platform includes the Company's proprietary landing page that is integrated with the backend administration of a leading white label platform. This third party platform facilitates the organization and administration of the practitioners that are regulatory compliant across Canada and the United States.

   DiaStrong was originally launched in February 2022 and is available on the Internet at https://diastronghealth.com/.

   DiaStrong's current user metrics are:

   - The aggregate number of Website visits (January 2022 - June 2022): 7,973
   - Vast majority of website visits are from the US

To date, DiaStrong has operated on a minimal budget that has focused on the individual retail market and has only generated a minimal amount of revenue. In Q3 and Q4 2022, DiaStrong is expected to also focus on generating subscription based revenue from Employer Assistance Programs, Insurers and corporations, etc.

DiaStrong is operated as a Division of the Company.

3. **DiaPharm** is a **PENDING** e-pharmacy platform that will be focused on providing both OTC and pharmaceutical products that are relevant to diabetes and pre-diabetes.

DiaPharm is expected to generate revenue from the sales of both OTC and pharmaceutical products that are relevant to diabetes and pre-diabetes.

DiaPharm will be digitally connected to DiaStrong and therefore provide convenient access to DiaStrong patients to purchase products, making it a "one-stop-shop", and DiaPharm will also compete in the general e-pharmacy space for diabetic and pre-diabetic products.

DiaPharm is expected to launch in Q4 2022.

4. **Just My Type Podcast (JMT)** is a free-to-access podcast that publishes twice-weekly episodes that are approximately 30 minutes in length.

JMT approaches living with diabetes from a lighter view and is designed to capture the attention of all diabetics. The podcast is presented by two hosts with opposite perspectives to attract both Type 1 & Type 2 listeners as well as the general audience. Episodes feature a wide-ranging panel of guests such as healthcare practitioners, politicians, celebrities, influencers, etc.

JMT was originally launched in February, 2020 and is available on all leading podcast platforms as well as on the Internet at https://justmytypepodcast.com/. To July 8, 2022 a total of 41 episodes have been published and available for download.

JMT's current listener metrics are:

- The aggregate number of downloads (listens) (February 2022 - June 2022): 12,561
- Vast majority of downloads (listens) are from the US

JMT is expected to generate revenue by offering advertising at premium prices to its hyper targeted and highly desired audience (100% diabetic). JMT will also be used as a vehicle to market the Company's other operations.

To date, JMT has operated on a minimal budget and has only generated a minimal amount of revenue.

JMT is stet as a Division of the Company.

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THE MARKET

Some relevant market statistics are listed below:

1. The North America diabetes market is large and significantly increasing year-over-year. (1)

2. There are 37+ million diabetics and 96+ million pre-diabetics in North America that require a variety of convenient solutions. (2)

3. The telehealth market was $144 billion in 2020, which is expected to grow to $636 billion by 2028.(3)

4. The digital diabetes management market size in the U.S. was $3 billion in 2020, which is expected to grow to $10 billion by 2027. (4)

5. By 2030, 54.9 million Americans are expected to have diabetes -a surge of 54% from 2015 and the projected financial and societal cost is $622 billion. (5)

6. Telemedicine market size is set to exceed $186.7 billion by 2027. (6)

7. Fortune Business Insights has reported that the global telehealth market was $144.38 billion in 2020 and is expected to grow at a CAGR of 32.1% to reach $636.38 billion by 2028. (7)

8. Diabetes is by far the most expensive chronic disease in the United States, accounting for 25% of all health care spending. (8)

9. 210,000 children and adolescents under the age of 20 were diagnosed with diabetes in the United States in 2018. (9)

10. Digital health investment reached an all-time high in 2021, with $57.2 billion in funding that represents a 79% year-over-year increase. (10)

11. The digital diabetes management market size in the U.S. was $3 billion in 2020 and is expected to record 19% CAGR up to 2027. (11)

12. A record 136 hospitals in the rural U.S. have closed since 2010, making specialized care for diabetics even harder to receive. (12)

13. The global population is aging at a historic rate, with the World Health Organization estimating that by 2030, 1.4 billion people will be aged 60 or over (up from 1 billion in 2020). By 2050, this number is expected to top 2.1 billion. An aging population means a far greater rate of chronic diseases like diabetes. (13)

14. The global ePharmacy market is currently exhibiting a CAGR of 17.3% and is expected to grow from $49 million in 2018 to $177 million in 2026 (14).

References

1. https://www.science.org/content/article/war-prediabetes-could-be-boon-pharma-it-good-medicine
2. https://www.cdc.gov/diabetes/library/spotlights/diabetes-facts-stats.html
3. https://ca.movies.yahoo.com/telehealth-market-size-anticipated-reach-060500739.html?guccounter=1
4. https://www.globenewswire.com/news-release/2022/06/09/2459675/0/en/Digital-Diabetes-Management-Market-Size-to-Hit-US-90-Bn-by-2030.html

5. https://www.ncbi.nlm.nih.gov/pmc/articles/PMC5278808/#:~:text=The%20prevalence%20of%20diabetes%20(type,to%20more%20than%20%24622%20billion
6. https://www.gminsights.com/pressrelease/telemedicine-market
7.   https://ca.movies.yahoo.com/telehealth-market-size-anticipated-reach-060500739.html
8. https://www.cdc.gov/chronicdisease/programs-impact/pop/diabetes.htm
9. https://www.cdc.gov/diabetes/library/reports/reportcard/diabetes-in-youth.html
10. https://www.cdc.gov/diabetes/library/reports/reportcard/diabetes-in-youth.html
11. https://www.fiercehealthcare.com/digital-health/digital-health-startups-around-world-raked-57-2b-2021-up-79-from-2020
12. https://www.beckershospitalreview.com/finance/why-rural-hospital-closures-hit-a-record-high-in-2020.html
13. https://www.who.int/news-room/fact-sheets/detail/ageing-and-health
14. https://www.cdc.gov/diabetes/library/spotlights/diabetes-facts-stats.html

COMPETITORS

The Company is one of the first all-in-one diabetes management solutions aimed at revolutionizing the lives of several million diabetics and pre-diabetics throughout North America and potentially on a global scale. The Company is unique in that it aims to provide an ecosystem that serves to empower individuals and provide all products, services, support, and behavior management tools to best manage their own health.

The following breaks down competition among the Company's three current operations and one pending operation.

Competitors to The Diabetes App Inc. (TDA)

Competitive Landscape & Advantages

As a social/informational app specific to the diabetes and pre-diabetes market, there are very limited if any platforms that cater to all diabetes markets. While there are some apps or social platforms that cater to diabetes, they are specific to one type. Our advantages as TDA are as follows:

- TDA caters to all types diabetes and pre-diabetes markets, as well as industry professionals and supporters, centralized in one platform
- TDA has amassed significant traction of over 30,000 downloads
- Our hyper-focused market of diabetics allows us to generate advertising and sponsorship revenue at a premium rate
- We offer a social community to all types of diabetics that empowers users to manage their own health

Examples of Specific Competitors
Facebook Diabetic Groups

- In relation to the Social Community / Informational Features, Facebook Diabetic Groups can be considered a direct competitor. Facebook Diabetic Groups offer one-way and unorganized forms of communication without the dynamic and value-added features that TDA offers.

- These Diabetic Groups are fragmented over pages and are diluted with the 'noise' of non-diabetic issues.
- These Diabetic Groups do not offer optimized UX/UI experiences.

Beyond Type 1

- Beyond Type 1 is a US-based tax-exempt non-profit organization (charitable ID #47-3336640) that provides platforms, programs, resources, and grants.
- Beyond Type 1 seeks to unite the global diabetes community and provide solutions to improve lives. This organization was founded in 2015 with a focus on education, advocacy and the pathway to cures for Type 1 diabetes.
- It also has some programs that address Type 2 diabetes.

T2D Healthline

- T2D Healthline is a US-based free app created for people diagnosed with Type 2 diabetes.
- The mobile application matches users with others based on diagnosis, treatment, and personal interests so you can connect, share, and learn from one another.
- Diabetes is one of several physical and mental health focuses that this company seeks to address.

Competitors to DiaStrong Telehealth

Competitive Landscape & Advantages

DiaStrong is one of the first telehealth platforms that exclusively focuses on diabetes and pre-diabetes. While there are many telehealth platforms on the market that offer practitioners with a variety of specialties, diabetes and pre-diabetes practitioners must be located among the vast majority of others on these competitor sites. Our advantages as DiaStrong are as follows:

- There appears to be no telehealth companies focused exclusively on diabetes and prediabetes, therefore, DiaStrong is uniquely positioned to offer an efficient virtual appointment process to all types of diabetic patients with specialized accredited providers in the industry
- DiaStrong will have a variety of both medical and lifestyle providers (dietitian, CDE's, fitness coaches, etc.) which makes GWA one of the only telehealth platforms that provides its patients with the full spectrum of care options for diabetes management
- DiaStrong has the capabilities to offer services in both Canada and the United States, allowing it to serve larger market whereas other telehealth companies are limited by state or country
- DiaPharm that will offer the convenience of being a one-stop-shop for products (over the counter and prescription) expected to be implemented across North America

Examples of Specific Competitors

Teladoc

- Teladoc is a US-based tele-medicine platform that offers access to its doctors via phone calls or video conferencing, either on the web or via its smartphone app.
- Teladoc offers assistance with general care, pediatrics, preventative medicine, mental health, and more.

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Maple

- Maple is a Canadian-based telemedicine platform that connects clients with Canadian-licensed doctors for medical care via phone, tablet, or computer anytime, anywhere, 24/7 or by appointment.

Competitors to DiaPharm e-Pharmacy (PENDING)

Competitive Landscape

1. Competitors in the space of providing diabetic and pre-diabetic supplies can be categorized as follows:
2. Brick-and-mortar locations with no strong online presence (such as Walgreens)
3. Large omnibus online pharmacies where diabetic and pre-diabetic supplies are among the thousands of SKUs of inventory (such as Amazon Pharmacy)
4. E-Pharmacies that are focused on diabetic and prediabetes supplies. Having poor strategies with respect to marketing, customer engagement and product offerings, etc. not having direct association with telehealth / telemedicine
5. Examples of E-Pharmacy Competitors below:
   1. www.Diabetes-supply.com
   2. www.Diabetesesupplystore.com
   3. www.Diabetesstore.com
   4. www.Northcoastmed.com

Competitors to the Just My Type Podcast

Competitive Landscape & Advantages

The competitive landscape for diabetic and pre-diabetic related podcasts is fragmented and consists of several less popular podcasts with a few more popular podcasts. The few podcasts that are more popular are generally speaking of a more serious tone and approach living with diabetes / prediabetes from a dry, more technical perspective, where JMT is its opposite. Our advantages as JMT are as follows:

- Positioned to be a mainstream blockbuster program, JMT is designed to capture the attention of all diabetics and is presented by two hosts with opposite perspectives to attract both Type 1 & Type 2 listeners as well as general audiences
- JMT has amassed significant traction of over 15,000 downloads
- JMT approaches living with diabetes from a lighter view
- Episodes feature a wide-ranging panel of guests such as healthcare practitioners, politicians, celebrities, influencers, etc.
- JMT focuses on the ups & downs of living with diabetes in ways that are informative, entertaining, thought-provoking, and potentially controversial
- JMT is soon to be available on multiple media formats including Podcast, YouTube Channel (live and recorded), and traditional radio

Examples of Specific Competitors

Your Diabetes Breakthrough

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- Your Diabetes Breakthrough podcast is hosted by Tracy Herbert, who is an expert in diabetes. Ms. Herbert shares her insights on living healthy with or without diabetes. This podcast will include up-to-date research information, interviews with other experts, and insights from living successfully with Type 1 Diabetes for 40 years.

Diabetes Canada

- Diabetes Canada provides a podcast that is a 360° look at diabetes, from those affected by the disease to those working to find better treatments and ultimately a cure. Episodes delve into issues including diabetes stigma, diabetes research and the need to change the way Canadians think about and speak about the diabetes epidemic.

HISTORICAL TIMELINE

- **May 2020** – The initial *concept* for The Diabetes App (then called 'Diabetes Management Platform' or 'DMP') starts with social media postings and focus groups to assess market interest in the concept.
- **August 2020** – DMP launched as a beta test version of a social media and informational platform on a third party site with minimal marketing budget.
- **December 2020** – DMP achieves 2,000 users on a minimal marketing budget. DMP's name was changed to The Diabetes App ('TDA').
- **January 2021** – The initial design for a proprietary platform starts. Focus groups continue.
- **August 2021** – TDA achieves 10,000 users on a minimal marketing budget. Beta version of proprietary platform is released. Focus groups continue.
- **October 2021** – The Diabetes App Inc. completes a research takeover of Global Wellness Apps Inc. in order to be better positioned as an ecosystem to support the diabetes and pre-diabetes communities.
- **January 2022** – DiaStrong telehealth launched in beta version form. This development is furtherance to the goal of building an ecosystem to support the diabetes and prediabetes communities.
- **February 2022 -** Just My Type podcast releases first episode. TDA amasses 20,000 users. This development is furtherance to the goal of building an ecosystem to support the diabetes and pre-diabetes communities.
- **April 2022 -** The Diabetes App reaches 30,000 users on a minimal marketing budget.
- **June 2022**- Global Wellness Apps Inc. converts to become a Delaware LLC. To be better positioned for its expected growth and development.

PLANS FOR THE FUTURE

Over the subsequent 1-2 year period, the Company aims to execute on the following agendas:

Global Wellness Apps, Inc.

- Strategic Acquisition of a platform that would serve as the launching point to enter into the North American pre-diabetes market.
- Continue to establish more and deeper relationships with leading organizations in the diabetes and prediabetes communities (such as academic institutions and the American Diabetes Association, etc.)
- Establish business partnerships with diabetes and pre-diabetes market research firms

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The Diabetes App

- Launch Version 2 of the TDA platform (which allow more and better features which in turn would lower the cost of acquiring users, achieve higher retention rates and therefore provide TDA with the ability to charge higher prices to advertisers on the platform)
- Launch a state-of-the art gamification feature which would serve to assist our user base in behavior management to manage diabetes more effectively
- Add features that will support mental health issues (as related to diabetes)
- Implementing an effective diabetes monitoring device on the TDA platform in order to assist our user base in managing diabetes more effectively

DiaStrong Telehealth

- Create and maintain relationships with, and generate revenue from selling subscription services, to large institutions (such as Employee Assistance Programs and Insurers, etc.)
- Offer telemedicine services (in addition to telehealth)
- Provide services that are tailored to the North American pre-diabetes community

DiaPharm E-Pharmacy

- Successfully launch and market the e-pharmacy platform

Podcasts

- Build listenership by promoting our co-hosts' personas beyond the Just My Type program and launch the Just My Type program on other media (such as YouTube and traditional radio)
- Initiate a second podcast program that will be more medical/technical in nature than Just My Type and utilize such program as a vehicle to support the pre –diabetic community

Our People

Sean Zaboroski - CEO & Co-Founder

Visionary behind GWA and an advocate for the diabetic and prediabetic communities. Leads with passion and oversees an excellent and dedicated team that is driven to fill the gaps that exist in the existing health care systems. Objective is to make a positive impact on all those faced with the challenges of diabetes. Seasoned lawyer and successful entrepreneur. Passion stems from having close family members being affected by both diabetes and prediabetes. Prior to GWA, co-founded a legal North American cannabis company that started off as an idea in the summer of 2014, and became a publicly listed company in 2017. In the spring of 2019, it had a market capitalization approaching $2 billion.

Taylor Companion - COO & Co-Founder

Experienced operations manager that has held leadership positions with a variety of entities in the non-profit and internet industry. Coordinates GWA's outstanding team ensuring that the corporate vision is maximized for stakeholders and the communities it serves.

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Ruri Otani - CRO & Co-Founder

A trained nurse in Japan that has transitioned to the business world. Brings amazing leadership and attention to detail in revenue generation, sales growth, analytics, and retention with key experience in both the digital and healthcare industries.

Stuart Hensman - Independent Director

Has held several executive leadership roles setting investment strategy and corporate policies worldwide. Was Chairman & Chief Executive Officer for Scotia Capital Inc. (USA) and Managing Director (Equities) for Scotia Capital (United Kingdom). Has held several board positions including Chairman of the Board of Governors at CI Funds, Chairman of the Board of Creststreet Asset Management, and Chairman of the Board of Creststreet Power and Income Fund.

§227.201(e) – Number of Employees

Company Instructions

This question asks only for the *number* of your employees, not their names.

- This information should be based on current employees, not those you intend to hire with the proceeds of the offering.
- Include both full-time and part-time employees.
- Include only people who are W-2 employees for tax purposes. Don't include people who are 1099 independent contractors.

The Company currently has 10 employees.

§227.201(f) – Risks of Investing

Required Statement:

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, Investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

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Additional statement:

There are numerous risks to consider when making an investment such as this one and financial projections are just that - projections. Returns are not guaranteed. Conditions that may affect your investment include unforeseen construction costs, changes in market conditions, and potential disasters that are not covered by insurance. Review the attached *Exhibit A: Risks of Investing* for a more expansive list of potential risks associated with an investment in this Company.

§227.201(g) – Target Offering Amount and Offering Deadline

Company Instructions

This question asks for the "target offering amount." That means the *minimum* amount of money you're trying to raise in this offering. For example, if you're trying to raise a minimum of $600,000 but would accept up to $800,000, your "target offering amount" would be $600,000. This question also asks for the "offering deadline." That means the date when, if you haven't raised at least the target offering amount, you'd call off the offering and return any money to Investors.

Required Statement:

The minimum amount the Company is trying to raise in this offering – our "target amount" – is $25,000. If we have not raised at least the target amount by June 30, 2023 – our "offering deadline" – then we will terminate the offering and return all the money to investors. Investments made by our principals and affiliates will count toward reaching the target amount.

If we do raise the target amount by the offering deadline then we will take the money raised and begin to use it. We will also continue trying to raise money up to our $5,000,000 maximum.

If we reach our target amount before the offering deadline we might close the offering early, but only if we provide at least five days' notice of the new offering deadline.

Castle Placement LLC will notify investors when and if the target amount has been raised.

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§227.201(h) – Commitments that Exceed the Target Offering Amount

Company Instructions:

This question asks whether the Company will accept more money from Investors once the Target Offering Amount is raised and, if so, how you will deal with "oversubscriptions." The question deals only with this offering – it's not asking whether you will try to raise more money in the future.

Will the Company accept commitments that exceed the Target Offering Amount?	____X____ Yes _____ No
What is the maximum you will accept in this Offering (it may not exceed $5,000,000)?	$5,000,000
If Yes, how will the Company deal with the oversubscriptions?	We will reduce the subscription of every Investor (including those whose commitments made up the Target Offering Amount) on a *pro-rata* basis, so that every Investor who subscribes will be able to participate.

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§227.201(i) – How the Company Intends to Use the Money Raised in the Offering

Company Instructions

If you're reasonably sure how you're going to use some or all of the money, use the first table below. If you're not yet sure, you should identify and describe each probable use and the factors you might consider in making a final decision. And if your answer to question 201(h) above was that Yes, you will accept commitments that exceed the Target Amount, then you should also briefly describe how you will spend those "extra" dollars in the second table.

The Company is Reasonably Sure it Will Use the Money as Follows:

If we raise the target amount of $25,000:

Use of Money	How Much (approximately)
Transaction Cost	$5,000
Sales & Marketing	$5,000
IT Development	
Potential Acquisition of Strategic Partnership	
Working Capital	$15,000
TOTAL	**$25,000**

If we raise the maximum goal of $5,000,000:

Use of Money	How Much (approximately)
Transaction Cost	$1,000,000
Sales & Marketing	$2,500,000
IT Development	$200,000
Potential Acquisition of Strategic Partnership	$300,000
Working Capital	$1,000,000
TOTAL	**$5,000,000**

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§227.201(j) – The Investment Process

To Invest

- Review this Form C and the Campaign Page;

- If you decide to invest, press the *Invest Now* button

- Follow the instructions

The minimum amount you can invest in the offering is $250. Investments above the minimum may be made in increments of $250.

As part of the investment process, you will be asked to sign our Investment Agreement, which is attached as Exhibit B.

To Cancel Your Investment

You can cancel all or any portion of your investment commitment until within 48 hours before the offering deadline.

To cancel your investment, send an email to twilliams@castleplacement.com by that time and date. Include your name and the name of the Company.

If you do not cancel your investment commitment by that time and date, your money will be released to the Company upon closing of the offering and you will receive securities in exchange for your investment.

For more information about the investment and cancellation process, see the Educational Materials on the Platform*.*

§227.201(k) – Material Changes

Required Statement

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be cancelled, and the committed funds will be returned.

Explanation for Investors

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. A material change could be good or bad. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

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§227.201(l) – Price of the Securities

The Company is offering shares of its Class A Voting Common Stock for $2.00 per share.

§227.201(m) – Terms of the Securities

Overview

The principal characteristics of our Class A Common Voting Stock are as follows:

- Holders of Class A Common Voting Stock are entitled to vote for the election of directors and on all other corporate matters, based on the number of stocks owned.
- Holders of Class A Common Voting Stock are entitled to participate in dividends, based on the number of stocks owned.
- The Class A Voting Common Stock does not have "anti-dilution" protection. Thus, the Company might sell other securities in the future at a lower effective price, which will "dilute" the Class A Voting Common Stock.
- The Class A Voting Common Stock does not have "preemptive" rights. Thus, if the Company issues more stock or other securities in the future, holders of the Class A Common Stock will not have the right to buy them.
- The rights of the Class A Common Stock are subject to the rights associated with any classes of preferred stock the Company might issue in the future. Today, the Company has not issued any preferred stock.

Right to Transfer

As far as the Company is concerned, you can transfer your Class A Voting Common Stock to anyone you like, whenever you like. However, there are two practical and/or legal obstacles to selling your stocks:

- There will be no ready market for your stocks, as there would be for a publicly-traded stock.
- By law, for a period of one year, you won't be allowed to transfer the stocks except (i) to the Company itself, (ii) to an "accredited" Investor, (iii) to a family or trust, or (iii) in a public offering of the Company's stocks.

Modification of Class A Voting Common Stock

The rights of the Class A Voting Common Stock may not be changed directly without the consent of the holders of a majority of the Class A Voting Common Stock then issued and outstanding.

However, the Company could issue additional classes of stock, including preferred stock, with superior rights.

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How We Determined the Price

We determined the price of the Class A Voting Common Stock as follows:

- Based on our own estimates, without undertaking any kind of formal or professional valuation, we believe the Company is worth $20,000,000 before this offering.
- The Company has 10,000,000 shares outstanding before the offering.
- That means each share is worth $2.00.

We might need to place a value on the Company (and therefore on its stocks) in the future – for example, if we want to issue more stock. In that case we would probably take a similar approach.

Other Classes of Securities

Immediately before this Offering, the Company had no securities outstanding other than Class A Voting Common Stock.

Our Cap Table

The Company's "cap table" is attached as Exhibit D. The cap table shows all the stock currently outstanding, as well as options and other rights to acquire stock.

Who Controls the Company

Sean Zaboroski will own approximately 80% of the Class A Voting Common Stock even if the Company raises the entire $5 million in this Offering. Hence, he effectively controls the Company.

How the Exercise of Rights by Controlling Persons Could Affect You

The individuals who control the Company could take many actions that would affect the holders of the Class A Voting Common Stock, including these:

- They could make bad decisions, harming the Company.

- They could devote less time to the Company than it requires.

- They could issue securities with rights superior to those of the Class A Voting Common Stock.

- They could pay themselves excessive compensation.

- They could hire friends or relatives and pay them more than they're worth.

- They could enter into leases, loans, and other contracts with the Company on terms that are not fair to the Company.

- They could sell the Company too soon, before it has achieved its full potential, or too late, after the best opportunities have passed.

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Obligation to Contribute Capital

Once you pay for your Class A Voting Common Stock you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

Risks Associated with Minority Ownership

Owning a minority interest in a Company comes with risks, including these:

- The risk that the person running the Company will do a bad job.

- The risk that the person running the Company will die, become ill, or just quit, leaving the Company in limbo.

- The risk that your interests and the interests of the person running the Company aren't really aligned.

- The risk that you will be "stuck" in the Company forever.

- The risks that the actions taken by the person running the Company – including those listed above under "How the Exercise of Rights by Controlling Persons Could Affect You" – won't be to your liking or in your interest.

§227.201(n) – The Intermediary

The Company is offering its securities through Castle Placement, LLC, which is a broker-dealer licensed by the Securities and Exchange Commission and FINRA. The SEC File number is 008-69612 and the CRD number is 000189511.

§227.201(o) – Compensation of the Intermediary

The Company will compensate Castle Placement, LLC as follows:

- 7.5% of capital raised
- $3,240 for background checks
- Shares of Class A Voting Common Stock equal to 2% of capital raised

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§227.201(p) – Indebtedness of the Company

Creditor	Amount	Interest rate	Maturity Date	Other Important Terms
Sean Zaboroski "Zaboroski Note #2"	$217,965	10.9%	September 1, 2024	"Interest Only" Monthly payments in the amount of $2,378 due until Maturity Date when Principal is due.
Sean Zaboroski "Zaboroski Grid Note #3"	~$500,000	10%	September 1, 2025	No Monthly Payments due until Maturity Date where Principal and all applicable Interest is due.

Explanation for Investors

The indebtedness listed in that table is our "material" indebtedness, meaning indebtedness that is significant relative to the value of the Company as a whole. In addition to the indebtedness listed in the table, we also have miscellaneous "trade debt," meaning debt to trade creditors like landlords, lawyers, and accountants, of about $30,000 in total.

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§227.201(q) – Other Offerings of Securities within the Last Three Years

GWA, Inc. has made the following issuances of securities within the last three years:

- On November 11, 2021, Listing Partners Ltd. (the Company's financial advisors) advanced CAD $50,000 that is credited as CAD $55,000 that is due to be repaid 12-months after an IPO or convertible at 0.10/stock.
- On December 29, 2021 Open Sky Opportunity Fund Ltd. invested $100,000 at CAD $0.10/stock.
- Between December 2021 and February 2022 the company was listed on Canadian crowdfunding website, Equivesto (https://equivesto.com/), and raised approximately CAD $79,000 from 111 stockholders at CAD $0.10/stock.

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§227.201(r) – Transactions Between the Company and "Insiders"

Company Instructions

The term "transaction" means any business transaction, including stock purchases, salaries, property rentals, consulting arrangements, guaranties, etc.

- Include only transactions that occurred since the beginning of your last fiscal year (the one before the current fiscal year) and transactions that are currently planned.
- Include only transactions that involved an amount of money (or other value) greater than 5% of the total amount you've raised in Regulation Crowdfunding during the last 12 months, plus the Target Offering Amount for the current Offering. For example, if you haven't raised money using Regulation Crowdfunding before, and your current Target Offering Amount is $600,000, include only transactions that involved more than $30,000 each.
- Include only transactions between the Company and:
  - Anyone listed in your answer to question 227.201(b); or
  - Anyone listed in your answer to question 227.201(c); or
  - If the Company was organized within the last three years, any promotor you've used; or
  - Any family member of any of those people, meaning a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent (meaning someone you live with and can't stand), sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, including adoptive relationships; or
  - Any corporation or other entity in which any of those people owns an interest.

Description of Transaction	Date of Transaction	Name of Insider	Relationship to Company	Value of Insider's Interest in Transaction
Zaboroski Promissory Note # 2 to provide "Seed Capital"	August 2021	Sean Zaboroski	Founder; CEO	Lender
Zaboroski Promissory Grid Note # 3 to provide ongoing working capital	October 2021	Sean Zaboroski	Founder; CEO	Lender

§227.201(s) – The Company's Financial Condition

Liquidity

The Company was initially incorporated as an Ontario (Canada) corporation on October 13, 2021 and later converted to become a Delaware corporation on June 24, 2022. As of now, we have minimal operations mostly relating to operating platform named The Diabetes App and other operations associated with general start-up and organizational matters. We have minimal revenues and approximately $25,000 of liquid resources (cash).

We intend to use the proceeds of this Offering to develop our business ecosystem that is focused on the diabetic and pre-diabetic communities, as described in our business plan, as soon as the Offering closes. We may also use debt (borrow money) to finance a portion of the costs of development

If we cannot raise money in this Offering, or cannot borrow money on the terms we expect, then all attempts would be made to mitigate the losses to our shareholders, but it is likely that the Company's assets could be sold at a high discount and the Company will dissolve.

Capital Resources

As of now, we have spent resources on development of Version 2 of the platform named, The Diabetes App. This platform has not yet been launched. We expect to significantly invest into the development of our ecosystem as soon as we raise money from Investors in this Offering.

Other than the proceeds we hope to receive from the Offering, our only other source of capital may be pursuing other fundraising strategies and./or relying on the Founders and other seed shareholders to continue to fund the operations.

Historical Results of Operations

The Company is in the development stage and has a short history of operations (less than 2 years). The Company only has minimal revenue to date.

Changes and Trends

We are not aware of any changes or trends in the financial condition or operations of the Company since the date of the financial information provided in this Form C

§227.201(t) – The Company's Financial Statements

Our financial statements are attached as *Exhibit D: Financial Statements*

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§227.201(u) – Disqualification Events

Explanation for Investors

A Company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about those rules in the Educational Materials posted on SmallChange.com). This item requires a Company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

A Company called CrowdCheck ran background checks on the principals of the Company (*i.e.*, those covered by this rule). You can see the CrowdCheck reports attached as Exhibit E: Background Checks.

For the Company, the answer is No, none of the designated people committed any of the prohibited acts, ever.

§227.201(v) – Updates on the Progress of the Offering

You can track our progress in raising money for the offering on the Platform.

227.201(w) – Annual Reports for the Company

We will file a report with the Securities and Exchange Commission annually and post the report on our website at http://globalwellnessapps.com, no later than 120 days after the end of each fiscal year.

It's possible that at some point, the Company won't be required to file anymore annual reports. We will notify you if that happens.

§227.201(x) – Our Compliance with Reporting Obligations

Explanation for Investors

This item requires a Company to disclose whether it has ever failed to file the reports required by Regulation Crowdfunding.

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

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§227.201(y) – Other Important Information Prospective Investors Should Know About

Company Instructions

Read through everything you've told prospective investors on this Form C, in the business and in *Exhibit C: Risks of Investing.* Is there anything else important you would tell your grandmother if she were considering an investment? Something about the neighborhood where the project is located? The builder? The local economy? Anything at all? If so, list it here.

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GLOBAL WELLNESS APPS, INC.

Signature Page for Form C

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

GLOBAL WELLNESS APPS, INC.



DATED: September 27, 2022   By _____

Sean Zaboroski, CEO

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (17 CFR §227.100 *et seq.*), this Form C has been signed by the following persons in the capacities and on the dates indicated.



_____   September 27, 2022
Sean Zaboroski, CEO and Director



_____   September 27, 2022
Stuart Hensman, Director